Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-3 filed on November 30, 2016 of our report dated February 26, 2016, with respect to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and Subsidiaries, as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, which report expresses an unmodified opinion, appearing in the Annual Report on Form 10-K of Keryx Biopharmaceuticals, Inc. for the year ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015. We also consent to the reference to us under the caption “Experts” in said Registration Statement.

/s/ UHY LLP

New York, New York

November 30, 2016